FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NBG Group	Q2 Results 2016

PRESS RELEASE

NBG Group: Q2.16 results highlights

•                 Significant ELA reduction and elimination of costly Pillar II & III exposure

•                                          NBG deployed the c €3.6bn liquidity generated from Finansbank’s sale towards the full repayment of Pillar II bonds; the elimination of Pillar II & III exposure implies a fee expense saving of c €200m p.a.

•                                          Eurosystem funding has declined sharply to €13.2bn in August(1) from €22.8bn at end-Q1.16, with ELA down by €6bn to just €5.0bn, by far the lowest in the sector(2)

•                                          Cash value of excess collateral at €9.8bn(1)

•                                          NBG maintains a L:D ratio of 91% both in Greece and at the Group level

•                                          Domestic deposits broadly stable in Q2.16; Inflows of €0.3bn qtd

•                 NPEs stock reverse course, declining for the first time

•                                          NPE stock contracts for the first time (-€0.9bn qoq), reflecting the combined positive impact of favourable formation trends, curing and write-offs

•                                          NPE ratio at 47.9% in Greece from 49.6% in Q1.16 on industry leading coverage(2) of 55% (+140bps qoq)

•                                          Q2.16 domestic 90dpd formation at just €2m from €127m in Q1.16, reflecting the deceleration of corporate formation to €81m from €249m the previous quarter

•                                          Domestic retail formation remains negative (-€98m), mostly on the back of lower redefaults; all retail segments including SB recorded negative formation

•                                          Domestic 90dpd ratio dropped by 30bps qoq to 34.4% (33.3% at the Group level); 90dpd coverage at a sector high(2) of 77% (75% at the Group level)

•                                          H1.16 CoR at 197bps in Greece (189bps at the Group level)

•                 Funding cost reduction drives up domestic core PPI by 10% qoq; Group PAT from continued operations breaks even

•                                          Domestic core PPI at €207m in Q2.16 (+10% qoq) on the back of core income recovery (+6% qoq); NIM improves by 6bps qoq to 274bps in Greece (285bps at the Group level)

•                                          Domestic core income is driven by sustained time deposit yield repricing (-22bps qoq) and further ELA reduction (-€4.9bn qoq) through costly Pillar II bonds (zero exposure as of July 2016)

•                                          H1.16 OpEx in Greece drops by 3% yoy, supporting C:CI recovery; Personnel expenses were down 3% yoy, future VRS savings to reduce costs further

•                                          H1.16 Group PAT from continued operations turns marginally positive (€3m), reflecting a recovering domestic business and the profitability of our SEE business (H1.16 PAT of €53m)

•                 CET 1 ratio pro forma(3) at 16.8%

•                                          CET 1 ratio(3) at 16.8%; Including CoCos, CET 1 stands at 22.1%

•                                          CET1 ratio on a CRD IV FL basis at 16.2%(3); Including CoCos, CET 1 at 21.6%

Athens August 31, 2016

(1) Data as at August 26, 2016

(2) Peer comparison is based on results released until August 30, 2016

(3) Pro forma for Astir Palace, NBGI divestments, Finansbank sale and CoCos repayment

The second quarter of the year was marked by the completion of the first review of the economic programme, the subsequent reinstatement of ECB’s waiver on Greek bonds, and the divestment of Finansbank to Qatar National Bank, as per our commitments to DG Comp. The transaction generated liquidity of c €3.6 billion that was utilized towards the reduction of ELA funding and the full elimination of our Pillar exposure. As a result, the Bank retains by far the lowest ELA exposure among Greek banks, at just €5 billion, underscoring its comparative strength in terms of liquidity ahead of the domestic economic recovery.

Asset quality developments are encouraging. Notably, the Bank managed to reduce the stock of NPEs for the first time and by an impressive €1 billion on the back of favourable collection trends, curing and write-offs. Domestic 90 dpd coverage remains at a sector-high of 77% in Greece and 75% at the Group level.

Regarding PAT from continued operations, NBG breaks even in H1.16. The H1 2016 results underline the positive trends of our operational performance in the domestic business, with core pre-provision profitability reaching €478m. Profitability in our SE Europe operations continues to strengthen, contributing €53m of net profits to Group results in H1.16, double the level of H1.15.

The Group’s CET 1 ratio, including CoCos and the impact from the agreed sales of Astir palace and NBGI private equity, stands at 22.1%. Our capital position will be further enhanced as the Bank’s restructuring plan unfolds.

Athens, August 31 2016

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

H1.16 Group PAT from continued operations breaks even at €3m, reflecting recovery trends in the domestic business, underpinned by core income growth and CoR reduction relative to previous years, as well as the positive recurring contribution from the SEE international business(1).

Greece:

Q2.16 domestic core pre-provision income (PPI) improved to €207m (+9.8% qoq), reflecting the 6.3% qoq increase in core income on the back of funding cost reduction and fee income growth.

NII continued its upward trend, rising to €400m from €396m in Q1.16, driven by further time deposit yield repricing (-22bps qoq) and ELA reduction (-€4.9bn qoq).

Net fee income increased to €37m in Q2.16 from €20m in Q1.16, reflecting only part of the benefit from the gradual repayment of Pillar II bonds, which were eliminated in July. Pillar II costs dropped significantly to €15m in Q2.16 from €30m the previous quarter. The elimination of Pillar II & III exposure implies an annualized fee expense saving of c €200m, of which more than €150m in 2016.

H1.16 OpEx in Greece declined by 2.8% yoy, driven by both personnel (-2.9% yoy) and G&As (-4.3%) cost containment. Cost-to-core income recovered to 56% from 59% in H1.15. Personnel expenses are expected to drop further following the completion of the planned Voluntary Exit Scheme (VES), the estimated cost of which was provided for in Q4.15.

H1.16 domestic losses after tax dropped sharply to €50m from €1.9bn in H1.15, attributed to decreased loan impairments and core income recovery.

SE Europe(1):

In SE Europe and other international business, the Group recorded PAT of €53m in H1.16 from €27m in the same period of the previous year.

NPEs stock reverse course, declining for the first time

At the Group level, 90dpd formation declined in Q2.16 (-€7m) against an increase of €126m the previous quarter, reflecting the practically zero 90dpd formation in Greece compared with €127m in Q1.16. In particular, domestic retail formation remained negative (-€98m), mostly on the back of lower redefaults. Domestic corporate formation decelerated qoq to €81m from €249m in Q1.16, but remains elevated due to a small number of corporate exposures lapsing into default.

Q2.16 domestic provisioning run rate settled at 231bps vs 164bps in Q1.16, mainly due to increased corporate credit charges. H1.16 CoR stood at 197bps in Greece, or 189bps at the Group level. 90dpd coverage settled at 76.6% in Greece and 74.7% at the Group level. Q2.16 NPE stock contracted for the first time by €0.9bn qoq, reflecting favourable formation trends,

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries curing and write-offs. As a result, the NPE ratio in Greece dropped to 47.9% from 49.6% in Q1.16, with NPE coverage settling at an industry leading(1) level of 55.0% (+140bps qoq).

In SE Europe and other international activities(2), the 90dpd ratio settled at 26.5% (-50bps qoq), on increased coverage of 59.1% from 58.3% the previous quarter.

Superior liquidity position(1)

Group deposits remained relatively stable qoq in Q2.16, amounting to €42.2bn (+0.3% qoq), reflecting mainly the stabilization of domestic deposits. Specifically, domestic deposits remained relatively stable qoq in Q2.16, after dropping by €0.9bn qoq in Q1.16. Since end-Q2.16, the Bank’s deposit base in Greece has increased by €0.3bn. In SE Europe(2) deposits increased by 2.8% qoq to €6.5bn.

Following the completion of Finansbank’s sale in mid-June, Eurosystem funding has declined significantly to €13.2bn in August(3) from €22.8bn at end-Q1.16, with ELA down by €6.5bn since Q4.15 to just €5.0bn. This constitutes the lowest exposure in the sector(1), with ELA over assets (excluding EFSF & ESM bonds) standing at 7%. The cash value of excess collateral amounts to €9.8bn(3). More importantly, NBG utilized the c €3.6bn liquidity generated from the Finansbank transaction to fully repay costly Pillar II bonds (nominal exposure of €3.0bn at end-Q2.16), thus significantly reducing the cost of funding.

NBG maintains by far the lowest ELA exposure in Greece(1), which provides the Bank with a unique funding advantage ahead of the domestic economic recovery. Furthermore, the L:D ratio stood at just 91% both in Greece and at the Group level, the lowest(1) among the core Greek banks.

NBG’s liquidity position will be enhanced by c €0.6bn from the ongoing divestments of Astir Palace and NBGI Private Equity Funds.

Capital position

CET1 ratio stood at 16.8%, pro-forma for the near completion sales of Astir Palace and NBGI, as well as CoCos repayment. Including CoCos, CET 1 increases to 22.1%. Capital will be further enhanced by the full implementation of the Bank’s restructuring plan.

On a B3 fully loaded basis and pro-forma for these divestments, CET 1 settles at 16.2% (including CoCos, CET 1 at 21.6%).

(1)  Peer comparison is based on results released until August 30, 2016

(2)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3)  Data as at August 26, 2016

Annex

(€ millions)	Q2.16	Q1.16	qoq Δ		H1.16	H1.15	yoy Δ
Results (€m)
Group PAT from continued operations(1)	(23)	26	n.m.		3	(1,908)	n.m.
Greece	(49)	(1)	>100%		(50)	(1,933)	-97.4%
SEE & other(2)	26	27	-6.2%		53	27	95.2%
Core Revenues(€m)
Group	567	540	5.0%		1,106	1,081	2.4%
Greece	459	432	6.3%		891	864	3.1%
SE Europe & other	107	108	-0.4%		215	216	-0.4%
Operating Expenses (€m)
Group	319	309	3.4%		628	641	-2.0%
Greece	252	243	3.6%		495	509	-2.8%
SE Europe & other(2)	67	66	2.6%		133	132	1.1%
Group Balance Sheet (€m)
Total Assets(1)	83.174	83.802	-0,7%		83.174	82.959	0,3%
Net Loans	38,422	38,603	-0.5%		38,422	41,241	-6.8%
Deposits	42,184	42,047	0.3%		42,184	41,496	1.7%
Common Equity(3)	7,035	7,099	-0.9%		7,035	5,953	18.2%
Tangible Equity	6,892	6,957	-0.9%		6,892	5,680	21.3%
Group(1) Ratios
(Net) Loans: Deposits (%)	91%	92%	-1	pps	91%	99%	-8	pps
Net Interest Margin (bps)	285	280	5	bps	283	272	11	bps
Asset Quality
Group(1) +90dpd ratio (%)	33.3%	33.6%	-0.3	pps	33.3%	31.5%	1.8	pps
Greece	34.4%	34.7%	-0.3	pps	34.4%	32.1%	2.3	pps
SE Europe & other(2)	26.5%	27.0%	-0.5	pps	26.5%	28.0%	-1.5	pps
Group(1) +90dpd coverage (%)	74.7%	74.5%	0.2	pps	74.7%	72.3%	2.4	pps
Greece	76.6%	76.5%	0.1	pps	76.6%	74.9%	1.7	pps
SE Europe & other(2)	59.1%	58.3%	0.8	pps	59.1%	54.1%	5.0	pps

(1)  Group excludes assets held-for-sale & discontinued operations (NBGI, Astir Palace and Finansbank; the latter is deconsolidated as of Q2.16). For Q2.16, Group attributable income includes a loss of €3,095m, which reflects the recycling of losses recognized in other comprehensive income related to Finansbank. This loss has already been recognized in the Group’s equity and CET1 capital in prior periods, therefore has no impact on the Group’s equity and CET1 capital in Q2.16

(2)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3)  Common equity excludes minorities and (i) State and US preference shares in H1.15 and (ii) CoCos in Q1/Q2/H1.16

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 31st, 2016

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 31st, 2016

Director, Financial Division